

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via E-mail
Sam L. Susser
Chief Executive Officer
Susser Petroleum Partners LP
555 East Airtex Drive
Houston, TX 77073

> **Re: Susser Petroleum Partners LP**
> **Registration Statement on Form S-1**
> **Filed June 22, 2012**
> **File No. 333-182276**

Dear Mr. Susser:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed June 22, 2012

General

1. With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. Note that you will need to allow time for our review once you file all these documents.

2. In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on either the New York Stock Exchange or the

NASDAQ Global Select Market. If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

3.   Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

4.   You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

5.   Please provide us with all promotional and sales materials prior to their use. See Industry Guide 5, Section 19.D. Once we review the materials, we will need sufficient time to complete our review and may have additional comments.

Summary, page 1

6.   Please provide us with supplemental support for each of the statistical claims included in your filing such as your statements that you "are the largest independent motor fuel distributor." For example, please provide to us a copy of each of the referenced third party reports. To expedite our review, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each prospectus claim may be found in the marked supplemental materials. For any such third party report that you have commissioned for use in connection with your registration statement, please obtain and file the third party's consent.

7.   Expand this section to disclose that any units held by a person or group that owns 20% or more of the common units cannot vote on any matter. Tell us why you do not believe that such units do not constitute a separate security given that they do not have voting rights.

Our Management, page 5

8.   Please indicate the number of directors.

Summary of Conflicts, page 6

9.   Briefly indicate how the partnership agreement "restricts the remedies available to our unitholders."

Risk Factors, page 20

Certain of Our Contracts with Suppliers…, page 24

10.   Quantify the percentage of purchases subject to contracts with early payment and
        volume-related discounts.

Our General Partner has a Limited Call Right…, page 38

11.   We note that the general partner has the right in certain circumstances to call and
        purchase all common units. If applicable, please advise us whether you will comply with
        the tender offer rules and file a Schedule TO if this right is exercised. If you believe an
        exemption from the tender offer rules would be available, please explain why.

Use of Proceeds, page 47

12.   With regards to the second bullet, if the substantive use is to make a distribution to the
        SHC, state that clearly. The purchase of the U.S Treasuries or other investment grade
        securities appears to simply be the vehicle for that distribution. This comment applies to
        the disclosure in the Summary as well. Also, expand your disclosure to explain why you
        are making the distribution.

13.   In footnote (3) on page 59, you cite the $146.8 million of term loan borrowing but also
        indicate that you will finance $42.5 million in expansion capital expenditures by "selling
        $42.5 million of U.S. Treasury or other investment grade securities." It is not clear
        whether the $42.5 million is part of the $146.8 million referenced. Please advise or
        revise.

Cash Distribution Policy and Restrictions on Distributions, page 50

14.   We note that you intend make quarterly distributions. Revise the tables on pages 54-55
        and 58 to demonstrate your ability to have made historically, and going forward,
        quarterly distributions. With regards to historical results, quantify any shortfalls.

15.   Please disclose here the pro forma net income per limited partner unit, as disclosed on
        page F-10.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 83

Factors Impacting the Comparability of Our Financial Results, page 85

General and Administrative Expenses, page 86

16.   We note that you have provided disclosure here regarding the allocation of certain expenses by Susser Holdings Corporation. Please provide disclosure regarding the attribution model used to allocate costs incurred on behalf of your predecessor as part of the footnotes to your financial statements. Your revised disclosure should include a statement, if true, that management believes that the method of expense allocation used is reasonable. Refer to SAB Topic 1B1.

Historical Results of Operations of Our Predecessor, page 89

17.   Please revise the analysis of your operating results to provide information regarding each of your financial statement line items.

18.   Please expand your analysis to quantify the impact of each causal factor identified as causing a change in your revenues in each period for which financial statements are presented in your filing. For example, quantify the impact of changes in the wholesale selling price per gallon of motor fuel and changes in gallons sold. Your revised disclosure should also provide an analysis of the relationship between changes in revenues and cost of sales. Refer to Item 303(A)(3) of Regulation S-K.

Pro Forma Results of Operations, page 91

19.   We note that you have provided a supplemental discussion regarding operating results based upon pro forma information. Please expand your introductory discussion to explain how the pro forma presentation was derived, why management believes the presentation is useful, and any potential risks associated with using such a presentation (e.g., the potential that such results might not necessarily be indicative of future results).

Cash Flows of Our Predecessor, page 93

20.   Please expand your disclosure to provide additional analysis of material changes in operating, investing and financing cash flows and the reasons underlying those changes. Your revised disclosure should provide additional information regarding the material sources and uses of cash in each period. For additional guidance, refer to SEC Release No. 33-8350.

Business, page 107

Legal Proceedings, page 125

21.   We note that you are not a party to any material legal proceedings. To the extent
applicable, address any material proceedings involving your general partner or
predecessor which might have a material impact on the partnership.

Management, page 126

Management of Susser Petroleum Partners LP, page 126

22.   We note that the executive officers of your general partner "will allocate their time
between managing [y]our business and the business of SHC," but that they intend "to
devote as much time as is necessary for the proper conduct of [y]our business." Please
quantify, to the extent practicable, the amount or percentage of professional time each of
your executive officers will devote to your business.

Executive Officer Compensation, page 129

Compensation Discussion and Analysis, page 129

Overview, page 129

23.   We note that you "will not directly employ any of the persons responsible for managing
[y]our business," but that you "will reimburse SHC for compensation related expenses
attributable to the portion of the [SHC] executive's time dedicated to providing services
to [you]." To the extent that a material amount of the compensation to be paid to those
employees at SHC will be for services provided to the partnership, provide information
about SHC's compensation arrangements that complies with Item 402 of Regulation S-K.

Material U.S. Federal Income Tax Consequences, page 165

Disposition of Units, page 173

Allocations Between Transferors and Transferees, page 174

24.   We note that you have not yet filed the tax opinion of Vinson and Elkins. We may have
additional comments once you have filed that exhibit.

Financial Statements

General

25.   Please be mindful of your need to update the financial statements for each entity. Refer to Rule 3-12 of Regulation S-X. In addition, with each amendment to your filing, please monitor the need to provide updated auditors' consents with regard to each entity pursuant to Item 601(23) of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Statements of Susser Petroleum Partners LP, page F-2

26.   Please revise the introduction to your pro forma financial statements to indicate your pro forma financial statements may not be indicative of your operations going forward as they include various allocated corporate operating expenses and do not include the effects of other agreements that may be entered into with Susser Holdings Corporation and its other subsidiaries.

27.   Please revise to provide separate columns for each transaction reflected in your pro forma financial statements.

Note 2 – Pro Forma Adjustments and Assumptions, page F-8

28.   We note that pro forma adjustments (d) and (h) reflect adjustments for freight and other logistics services that you will perform in the future. Please tell us how these adjustments are directly attributable to the transactions for which pro forma financial statements have been presented. Refer to Rule 11-02(b)(6) of Regulation S-X.

Financial Statements of Susser Petroleum Company LLC (Predecessor)

Note 2 – Summary of Significant Accounting Policies, page F-27

Revenue Recognition, page F-31

29.   Please clarify your revenue recognition policy to indicate when revenue is recognized relative to when motor fuels are shipped or delivered to customers. Your current disclosure indicates that revenue is recognized "at the time of sale or when fuel is delivered…" Please explain whether the time of sale is ever at the time of shipment or before delivery.

Cost of Sales, page F-32

30.   We note your disclosure that costs of sales does not include depreciation expense. Please note the guidance per SAB Topic 11B which requires additional disclosure and the need

to exclude figures for income before depreciation when cost of sales excludes depreciation, and revise your presentation accordingly.

Deferred Branding Incentives, page F-32

31.   Please explain your deferred branding incentive agreements to us in further detail. In your response, please explain how the related liabilities are measured and how you determined that it is appropriate to amortize them on a straight-line basis.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864, Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. David Palmer Oelman